Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-8321
sking@eastman.com

May 24, 2016
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

Re:	Eastman Chemical Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-12626

Dear Mr. O’Brien:
On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I submit our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in the letter of the Staff addressed to Curtis E. Espeland dated May 11, 2016, with respect to the above-referenced filing (the “Form 10-K”). Each of the Company’s responses to the Staff’s comments is preceded by the text of the comment in your letter. All terms not defined in our responses have the meanings ascribed to those terms in the Form 10-K.
Text of Staff Comment:
Form 10-K For Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, 35

Critical Accounting Estimates, page 35

Pension and Other Postretirement Benefits, page 38

1.
We note your disclosure that, in 2016, you will change the approach used to calculate service and interest cost components of net periodic benefit costs for your significant defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve to the plans’ projected cash flows.

Securities and Exchange Commission
May 24, 2016

We note you will account for this change as a change in accounting estimate and, accordingly, will account for it prospectively beginning in 2016. Please tell us and disclose, to the extent material, the quantitative impact you expect the change to have on your fiscal year 2016 components of net periodic benefit costs. Also, include in your response the impact the change had on your non-GAAP measures for the first quarter of 2016.

Management Response

The change in the approach used to calculate the service and interest cost components of net periodic benefit costs for the Company’s significant defined benefit pension and other postretirement benefit plans is expected to impact full-year 2016 pre-tax expense by increasing the service cost approximately $2 million and reducing interest cost approximately $22 million. This net reduction would be offset by a mark-to-market loss of the same net amount to be recognized as part of the annual remeasurement of defined benefit pension and other postretirement benefit plans in the fourth quarter of 2016. Since the net effect would be no change in total periodic benefit credit or cost for full year 2016, we concluded that the quantitative impact of the change in accounting on each component of net periodic benefit costs is not material to understanding the expected effect of the change in accounting on 2016 financial results and accordingly did not include these projected quantitative impacts in our disclosure of the change in the approach used to calculate the service and interest cost components of net periodic benefit costs in the Management’s Discussion & Analysis in the Annual Report on Form 10-K for the year ended December 31, 2015.

Under the changed calculation of service and interest cost components of net periodic benefit costs, some of the costs that were included in reported interest costs in prior periods (expected to be approximately $22 million for full year 2016 as noted above) will instead be included as a loss in the annual mark-to-market net gain or loss, and some costs that will be included in service cost (expected to be approximately $2 million for full year 2016 as noted above) would in prior periods have been included in mark-to-market loss. Accordingly, the difference in these two amounts (approximately $5 million in first quarter 2016 and expected to be approximately $20 million for full year 2016) will be included in the mark-to-market pension and other postretirement benefit plans net gain or loss that is excluded from GAAP earnings for 2016 in the alternative non-GAAP earnings measures.

We will include the actual amounts of service and interest cost components of net periodic benefit costs that are excluded from non-GAAP earnings for 2016 as a result of the changed calculation of service and interest cost components of net periodic benefit costs in our disclosure concerning the exclusion of the non-core item “MTM pension and other postretirement benefit plans gains and losses, net” from non-GAAP financial measures in the Management’s Discussion & Analysis of the Annual Report on Form 10-K for the year ending December 31, 2016.

Securities and Exchange Commission
May 24, 2016

Non-GAAP Financial Measures, page 41

Non-GAAP Measures in this Annual Report, page 41

2.
We note your disclosure of non-core items which are excluded in your evaluation of certain results in your annual report. Please expand your disclosure, as it relates to the item “mark-to-market pension and other postretirement gains and losses, net,” to quantify the amounts of actual and expected asset returns and the amount of net periodic pension cost that is included in the non-GAAP measure.

Management Response

The Company disclosed for the year ended December 31, 2015 actual and expected asset returns related to mark-to-market accounting for pension and other post-retirement benefit plans gains and losses in “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates, Pension and Other Postretirement Benefits”. In future filings, the Company will enhance this disclosure to include three years of actual and expected return on assets and the amount of the net periodic credit or cost that is included in the non-GAAP measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Financial Measures, Non-GAAP Financial Measures - Excluded Non-Core Items” in addition to such information elsewhere in MD&A and the notes to the financial statements. Following is how such enhanced disclosure would have been presented in the Form 10-K for the year ended December 31, 2015, with added text in italics:

The non-core item “mark-to-market pension and other postretirement benefits (gain) loss, net” does not include $4 million credit, $22 million cost, and $31 million cost for defined benefit pension and other postretirement benefit plans credits or costs for the years ended December 31, 2015, 2014, and 2013, respectively. The calculated MTM gains and losses included expected amounts of and percentage returns on assets of approximately of $190 million (7%), $185 million (7.08%), and $170 million (7.13%) for the years ended December 31, 2015, 2014 and 2013, respectively, compared with actual amounts of and percentage returns on assets of approximately $15 million loss (-1%), $255 million (9%), and $275 million (11%) for the years ended December 31, 2015, 2014, and 2013, respectively. For more detail about MTM pension and other postretirement benefit plans net gains and losses, including actual and expected return on plan assets and the components of the net gain or loss, see “Critical Accounting Estimates -- Pension and Other Postretirement Benefits” above and Note 11, “Retirement Plans - Summary of Changes -- Actuarial (gain) loss, Curtailment gain, Actual return on plan assets, and Reserve for third party contributions” and - “Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income -- Curtailment gain and Mark-to-market pension and other postretirement benefits (gain) loss” to the Company’s consolidated financial statements in Part II, Item 8 of this Annual Report.

Securities and Exchange Commission
May 24, 2016

* * * *
Management Acknowledgement
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *
If you have additional questions or comments, please contact me at the above telephone number or e-mail address, or Brian L. Henry, the Company’s in-house attorney responsible for securities and disclosure matters, at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail).

Sincerely,

/s/ Scott V. King
Scott V. King
VP, Corporate Controller & Chief Accounting Officer

cc: Tracie Mariner, Staff Accountant, SEC Division of Corporation Finance
Alfred Pavot, Staff Accountant, SEC Division of Corporation Finance
Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Brian L. Henry, Senior Securities-Governance Counsel, Eastman Chemical Company